Exhibit 23.2

Consent of Independent Auditors, KPMG LLP

We consent to the incorporation by reference in this Registration Statement on Form S-8 (No. 033-30696) of Cotton States Life Insurance Company of our reports dated February 26, 2002, except for Note 2 as to which the date is March 14, 2003, with respect to the consolidated balance sheet of Cotton States Life Insurance Company and its subsidiaries as of December 31, 2001, and the related consolidated statements of earnings, shareholders’ equity, cash flows, and comprehensive income for each of the years in the two-year period ended December 31, 2001, and all related financial statements, which appear in the Annual Report on Form 10-K of Cotton States Life Insurance Company for the year ended December 31, 2002. Our report on the consolidated financial statements refers to the Company’s restatement of its consolidated financial statements for the years ended December 31, 2001 and 2000.

/s/ KPMG LLP

Atlanta, Georgia
November 24, 2003